August 23, 2018

Alexander Woods-Leo
Chief Executive Officer
Apex Farms Corp.
1105 Monterey Place
Wilmington, DE 19809

       Re: Apex Farms Corp.
           Offering Statement on Form 1-A/A
           Filed August 10, 2018
           File No. 024-10856

Dear Mr. Woods-Leo:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed August 10, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Results
Results of Operations, page 26

1. Please revise your discussion of operating results for the nine-months ended June 30, 2018 for consistency with financial information presented on the face of the unaudited financial statements beginning on page F-1.

       You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please
 Alexander Woods-Leo
Apex Farms Corp.
August 23, 2018
Page 2

contact Donald E. Field at 202-551-3680 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameAlexander Woods-Leo                    Sincerely,
Comapany NameApex Farms Corp.
                                                         Division of
Corporation Finance
August 23, 2018 Page 2                                   Office of
Transportation and Leisure
FirstName LastName